  Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON COMPLETES CAD$4.7 MILLION BOUGHT DEAL
PRIVATE PLACEMENT OF FLOW-THROUGH SHARES

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES
 OR FOR DISSEMINATION IN THE UNITED STATES

Toronto, ON – December 6, 2019.  Denison Mines Corp. ("Denison" or the "Company") (DML: TSX; DNN: NYSE American) is pleased to announce that it has completed its previously announced private placement offering of common shares issued on a “flow-through” basis pursuant to the Income Tax Act (Canada) (“Flow-Through Shares”).

The Company issued 6,934,500 Flow-Through Shares, at a price of CAD$0.68 per Flow-Through Share, for total gross proceeds of approximately CAD$4,715,000, which includes the exercise, in full, of the over-allotment option of an additional 904,500 Flow-Through Shares.

The Flow-Through Shares were issued through a syndicate of underwriters led by Cantor Fitzgerald Canada Corporation as sole bookrunner and including Haywood Securities Inc., TD Securities Inc., and BMO Nesbitt Burns Inc. The Flow-Through Shares are subject to a four-month hold period, which will expire on April 7, 2020.

The Company has agreed to use the gross proceeds from the sale of the Flow-Through Shares for "Canadian exploration expenses" that will qualify as "flow-through mining expenditures" (within the meaning of the Income Tax Act (Canada)) and anticipates using the gross proceeds for expenses related to the Company's uranium mining exploration projects in Saskatchewan on or prior to December 31, 2020 for renunciation to subscribers of Flow-Through Shares effective on or prior to December 31, 2019.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan, Canada. The Company's flagship project is the 90% owned Wheeler River Uranium Project, which is the largest undeveloped uranium project in the infrastructure rich eastern portion of the Athabasca Basin region of northern Saskatchewan. Denison's interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake Joint Venture ('MLJV'), which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposits and a 66.51% interest in the J Zone and Huskie deposits on the Waterbury Lake property. The Midwest, J Zone and Huskie deposits are located within 20 kilometres of the McClean Lake mill. In addition, Denison has an extensive portfolio of exploration projects in the Athabasca Basin region.

Denison is engaged in mine decommissioning and environmental services through its DES division, which manages Denison's Elliot Lake reclamation projects and provides post-closure mine and maintenance services to industry and government clients.

Denison is also the manager of Uranium Participation Corporation, a publicly traded company listed on the TSX under the symbol 'U', which invests in uranium oxide in concentrates ('U3O8') and uranium hexafluoride ('UF6').

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes "forward-looking information", within the meaning of the applicable United States and Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes", or the negatives and/or variations of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur", "be achieved" or "has the potential to". In particular, this press release contains forward-looking information pertaining to expectations regarding the completion and use of proceeds thereof; exploration, development and expansion plans, objectives and regulatory processes; and Denison’s percentage interest in its properties and its plans and agreements with its joint venture partners, as applicable.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison's Annual Information Form dated March 12, 2019 under the heading "Risk Factors". These factors are not and should not be construed as being exhaustive.

Accordingly, readers should not place undue reliance on forward-looking statements. The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison's expectations except as otherwise required by applicable legislation.